Mail Stop 3561

January 11, 2010

Mr. Steven H. Temares
Chief Executive Officer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

  Re: **Bed Bath & Beyond Inc.**
     Forms 10-K and 10-K/A for Fiscal Year Ended February 28, 2009
     Filed April 28, 2009 and May 12, 2009, respectively
     File No. 0-20214

Dear Mr. Temares:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        William H. Thompson
        Branch Chief